FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Positioning Technologies Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 758,642,135

Date: June 30, 2020

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

With the integration of the Jinxiaoer platform to the Lending Hub in the previous period, the Issuer's subsidiaries began to truly benefit from the "synergy" expected to be created between them as contributing members of the Hub. During the period, Jinxiaoer contributed leads to the Hub to the benefit of the Issuer's ASFC, ASCS and ASSC subsidiaries. The integration of Jinxiaoer to the Hub also allowed the Issuer to more aggressively push its expansion plan during the period, holding discussions with prospective expansion partners in several cities. The Issuer expects to disclose the material impact of those discussions in the next Monthly Progress Report.

The period also marked the end of the Issuer's second quarter of operations in 2020. While most of the Issuer's subsidiaries actively contributed to the Issuer's revenue and growth during the quarter, that wasn't the case for the Issuer's AST subsidiary, and the Issuer is determined to ensure that this will be the last time that that occurs. The Issuer's Gold River product procurement platform, managed by AST, was recently adapted to allow supply-chain clients and those needing to acquire a variety of high-priced products, to place their orders through the platform and have the orders financed through the Issuer's Lending Hub financial partners. So in a sense, Gold River would serve as a lead generation platform specifically for purchase order financing opportunities. Following a series of pilot transactions through the platform in previous periods, the Issuer intensified during the period the work required to have Gold River integrated to the Hub and position AST to make a notable contribution to the Issuer's expansion plans in Q3 2020.

FORM 7 - MONTHLY PROGRESS REPORT

June 2020

2. Provide a general overview and discussion of the activities of management.

The Issuer's plans to raise up to $10M through the sale of units of corporate bonds and warrants had to be revised during the period as prospective investors showed more interest in an equity offering rather than the debt instrument offered by the Issuer. The Issuer's management therefore spent time during the period reassessing the Issuer's capital needs and devising a new strategy, with the help of new financial advisers, to meet those needs. This led the Issuer's management to look at the US capital markets and position the Issuer's securities to be easily accessible to US investors. The Issuer's management formally submitted an application to OTC Markets Group during the period to have the Issuer's common shares listed for trading on the OTCQB stock exchange in the US. The Issuer's common shares are expected to begin trading on the OTCQB exchange prior to the end of July 2020.

The Issuer's management also began planning for a re-branding of the Issuer to better reflect its current and future position. The re-branding will include a complete revamp of the Issuer's website, the launch of a new Chinese website giving stakeholders better visibility into the Issuer's operations and technologies, and a possible name change of the Issuer itself.

The Issuer's management concluded the period by filing the Issuer's Q1 2020 financial results and holding the Issuer's AGM. The AGM was exceptionally held virtually due to the COVID-19 pandemic and the Issuer's management used the opportunity to present the Issuer's plans for growth and expansion in 2020.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

June 2020

6. Describe the expiry or termination of any contracts or agreements between the

Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

The Issuer sold a total of 400 units, with each "Unit" comprised of a $1,000 face value secured corporate bonds and 200 common share purchase warrants for gross proceeds of $400,000. The bonds have a 36-month maturity date and pay 10% annual interest. Each Investors will have a right at the end of the 36 months to extend the Bond for another 12 months by giving notice to the Issuer no later than sixty (60) days prior to the maturity date. Any investors that have elected for the initial extension will also have a right to extend its bond for another 12 months.

FORM 7 - MONTHLY PROGRESS REPORT

June 2020

If an investor elects to extend its bond, but the Issuer elects to redeem such holder's bonds, the Issuer will pay a 5% premium to redeem the bonds.

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Corporate Bonds	400,000	Sold 400 units of $1,000 face value secured corporate bonds and 200 common share purchase warrants for gross proceeds of $400,000. The bonds have a 36-month maturity date and pay 10% annual interest.	Used for working capital purposes
Warrants	80,000	Issued as part of brokered private placement financing of Units comprised of bonds and warrants. Each warrant allows holders to subscribe for one common share at a price of $0.10 during the 36 months following its issuance.	N/A
Warrants	570,000	Finder warrants issued in connection with a brokered private placement financing. Each warrant allows holders to subscribe for one common share at a price of $0.05 during the 36 months following its issuance.	N/A
Stock Options	15,110,000	Incentive stock options issued to directors, employees and consultants of the Issuer. Each option allows its holder to acquire common shares of the Issuer at a price of $0.05 per share.	N/A
Common shares	2,500,000	Issuance of common shares for services rendered by consultants	Used to pay for services provided by consultants

15. Provide details of any loans to or by Related Persons. N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

June 2020

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: July 8, 2020

Johnson Joseph
Name of Director or Senior Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

FORM 7 - MONTHLY PROGRESS REPORT

June 2020

Issuer Details	For Month End	Date of Report
Name of Issuer	June 2020	YY/MM/D
Peak Positioning Technologies Inc.		2020/07/08

Issuer Address
550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
info@peakpositioning.com	www.peakpositioning.com

FORM 7 - MONTHLY PROGRESS REPORT

June 2020